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[Schedule 13D]

Reg. ss.240.13d-101. Schedule 13D--Information to be included in statements filed pursuant to ss.240.13d-1(a) and amendments thereto filed pursuant to ss.240.13d-2(a).

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D


Under the Securities Exchange Act of 1934

                              (Amendment No. 37) *

                        Ampal-American Israel Corporation
                                (Name of Issuer)

                    Class A Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   03215 10 9
                                 (CUSIP Number)

                           Yoram Weissbrem, Secretary
          Bank Hapoalim B.M., 50 Rothschild Boulevard, Tel Aviv, Israel
                               Tel. 972-3-567-3333
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 6, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.
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* The remainder of this cover page shall be filled out for a reporting person's initial
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filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03215 10 9

1) Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

Bank Hapoalim B.M.                  13-2775750

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2) Check the Appropriate Box if a Member of a Group (See Instructions)
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(a) .......................................
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(b) .......................................

3) SEC Use Only .................................

4) Source of Funds (See Instructions) .......................

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e) .....................................

6) Citizenship or Place of Organization              Israel

      Number of    (7)  Sole Voting Power -0-
      Shares         ----------------------------------------------------------
      Bene-
      ficially     (8)  Shared Voting Power ................................
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      Owned by       ----------------------------------------------------------
      Each
      Report-      (9)  Sole Dispositive Power -0-
      ing            ----------------------------------------------------------
      Person
      With        (10)  Shared Dispositive Power ...........................

11) Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ..................................

13) Percent of Class Represented by Amount in Row (11) ..-0-

14) Type of Reporting Person (See Instructions) .................

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         This statement constitutes Amendment No. 37 to the Statement on
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bank Hapoalim B.M. (the "Bank") in connection with its beneficial ownership of shares of Class A Stock ("Class A Stock") of Ampal-American Israel Corporation, a New York corporation ("Ampal").

         Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding the following:

                  On July 6, 1999 the closing provided for in the agreement among the Bank, two wholly-owned subsidiaries of the Bank, Ampal and 4 subsidiaries of Ampal previously reported in Amendment 36 to the
         Schedule 13D was held. At the closing, the Bank sold all of its beneficial ownership of shares of Ampal, in accordance with the terms of the Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                             BANK HAPOALIM B.M.


                                        By:        /s/ Yaacov Elinav
                                             ----------------------------
                                             Name:  Yaacov Elinav
                                             Title: Member of the Board of
                                                    Management


                                        By:        /s/ Moriah Hoftman-Doron
                                             -------------------------------
                                             Name:  Moriah Hoftman-Doron
                                             Title: Advocate